THE INTERGROUP CORPORATION
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR

August 24, 2009

Robert Telewicz
Senior Staff Accountant
Howard Efron
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3010
Washington, D.C. 20549

Re:  The InterGroup Corporation.
     Form 10-KSB for the fiscal year ended June 30, 2008
     File No. 001-10324

Dear Mr. Telewicz and Mr. Efron:

This letter is in response to your further comment letter dated August 18, 2009 regarding the Form 10-KSB for the fiscal year ended June 30, 2008 of The InterGroup Corporation ("InterGroup" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.


Form 10-KSB for the fiscal year ended June 30, 2008
---------------------------------------------------

Financial Statements
--------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 1 - Business and Significant Accounting Policies and Practices
-------------------------------------------------------------------

Minority Interest, page 40
--------------------------

1. We note your response to our prior comment 1. Based on your response it does not appear that the limited partners have a contractual obligation to fund the accumulated deficit in Justice Enterprises, Inc. As such, we continue to believe these losses should be charged to the majority interest in accordance with paragraph 15 of ARB 51. Please revise your financial statements accordingly.

RESPONSE:

We believe that the staff's interpretation of the provisions of Paragraph 15 of FASB ARB No. 51, and the exceptions thereto, is too narrow and does not fully take into considerations the unique structure and provisions of the Justice Investors limited partnership ("Justice" or the "Partnership"). From our reading of Paragraph 15, it was enacted to apply to entities that are more than 50% owned, with a primary emphasis on corporations. Thus, the wording of both Paragraph 15 and the exceptions thereto, speak in terms of majority and minority interests and reference "minority shareholders". We do not believe that those provisions contemplated a limited partnership in which there were two general partners (Evon Corporation and Portsmouth Square, Inc.) and no majority owner. The structure of Justice is further unique in that a minority interest holder, Evon Corporation, is a general partner and served as the managing general partner until December 1, 2008. That is significant in terms of legal obligations to make good on such losses.

We read the exception to Paragraph 15 as being broader and less clear regarding limited partnerships than interpreted by the staff. The relevant wording is "except in rare cases when the minority shareholders have a binding obligation to make good on such losses." There is no mention of the words "present", "legal" or "contractual" and we could not find any guidance or interpretation that would impose those specific requirements, especially as it relates to limited partnerships. The inclusion of the words "minority shareholders" also shows that the primary focus was on corporations and not limited partnerships. While we agree that it would be a rare case in which minority shareholders would have a binding obligation to make good on the losses of a corporation, such an obligation would be quite common in the instance of general partners.

As discussed in our original response submitted on March 16, 2009, Evon Corporation, as the managing general partner, is jointly liable for the debts and losses of Justice if Partnership assets are not sufficient to cover those obligations. There are no provisions in the Limited Partnership Agreement that would negate that binding obligation of a general partner under California law. While Evon might not be required fund such amounts as long as the Partnership is operationally profitable, it is still a binding obligation under law. We are not aware of any requirement under Paragraph 15 that would require such obligation to be presently enforceable.

The exception to Paragraph 15 also talks in terms of an obligation to make good on "losses", not to make good on any partnership deficit. That is an important distinction since there are other components that might make up a deficit in a partnership capital account other than operating losses. For example, a partnership could make cash distributions to its limited partners from its positive operating cash flows even though it is not showing net income under GAAP due to large non-cash items such as significant depreciation and amortization expenses. Under partnership accounting, the amount of cash distributions would be a charge against the partnership capital account, inflating the amount of the deficit. Such is the case with Justice, which historically has paid significant amounts of distributions to its limited partners and generated substantial net income. Although the Partnership has recorded net losses under GAAP in recent years due to the temporary closing of the Hotel and the significant depreciation and amortization expenses resulting from its renovation and repositioning, the Hotel has generated positive cash flows since June 2006. As a result, Justice has been able to make additional distributions to its limited partners.

In our prior responses, we should have made a clearer presentation as to the nature of the components that make up the deficit in partners' capital at the Justice level. The following schedule sets forth a historical re-cap of the Justice partners' capital account showing net income (loss) of the Partnership and the amount of Partnership distributions for the years 1996 through 2008, and an accumulation of those components as of December 31, 2008. Since Justice is a limited partnership and is required to file tax returns and report Partnership net income (loss) and distributions on a calendar year, the following schedule is presented as such. Although, Portsmouth and the Company file their audited financial statements on a June 30 fiscal year end, the six month differential is not material to this presentation.

                             JUSTICE INVESTORS
                         PARTNERS' CAPITAL ACCOUNT


                                             1996          1997          1998          1999
                                          ----------    ----------    ----------    -----------
Net Income (Loss)                        $ 3,735,321   $ 5,142,178   $ 6,068,028   $  6,947,363
Partners' Capital beginning of period      1,828,740     3,044,061     3,776,240      4,804,265
Less Partnership Distributions            (2,520,000)   (4,409,999)   (5,040,003)    (6,020,010)
                                          ----------    ----------    ----------    -----------
Partners' Capital end of period          $ 3,044,061   $ 3,776,240   $ 4,804,265   $  5,731,618


                                             2000          2001          2002          2003
                                          ----------    ----------    ----------    -----------
Net Income (Loss)                        $ 8,341,261   $ 6,319,703   $ 3,275,123   $  2,508,534
Partners' Capital beginning of period      5,731,618     5,252,877     4,852,580      3,759,703
Less Partnership Distributions            (8,820,002)   (6,720,000)   (4,368,000)    (3,225,602)
                                          ----------    ----------    ----------    -----------
Partners' Capital end of period          $ 5,252,877   $ 4,852,580   $ 3,759,703   $  3,042,635


                                             2004          2005          2006          2007
                                          ----------    ----------    ----------    -----------
Net Income (Loss)                        $ 5,365,836   $(7,347,463)  $(6,780,297)  $ (4,334,691)
Partners' Capital beginning of period      3,042,635     7,770,071       422,608     (6,357,689
Less Partnership Distributions              (638,400)            -             -     (2,000,025)
                                          ----------    ----------    ----------     -----------
Partners' Capital end of period          $ 7,770,071   $   422,608   $(6,357,689)   $(12,692,405)

                                                                     CUMULATIVE
                                             2008                  TOTAL 1996-2008
                                          -----------              ---------------
Net Income (Loss)                        $( 1,468,236)               $ 27,772,660
Partners' Capital beginning of period     (12,692,405)                  1,828,740
Less Partnership Distributions             (1,300,017)                (45,062,058)
                                          -----------                 -----------
Partners' Capital end of period          $(15,460,658)               $(15,460,658)


The above historical results show that Justice has generated significant net income since 1996 with an accumulated total of $27,772,660 through December 31, 2008. The schedule also shows Partnership distributions, in the total amount of $45,062,058, are the reasons why the Justice partners' capital account is showing an accumulated deficit.

In our response submitted on July 21, 2009, we discussed the obligations of Evon Corporation and its related limited partners (as successor to Justice Enterprises) under the following provision of the Limited Partnership
Agreement:

     "If after allocation of all gain or loss to the partners' accounts, there shall be a deficit in the general partner's account, than it shall contribute the amount of its deficit to the partnership which shall distribute such sum among the limited partners in the proportion in which they are entitled to share in the partnership profits."

We also discussed several ways in which the binding obligations of Evon and its related limited partners can be triggered, including a Partnership capital call, sale of the Partnership asset and/or liquidation of the Partnership. We pointed out that, since the Hotel has continued to generate positive cash flows to meet its debt service and ongoing operating expenses, Justice has not had to resort to any capital call despite a challenging economy. As discussed in our prior submissions, there is also substantial equity in the Hotel available to the Partnership to meet its current and future obligations and to address any deficits in the Partnership accounts.

It is not clear from the staff's comment why it has taken the position that it does not appear that there is a contractual obligation for Evon and its related shareholders to fund the accumulated deficit in Justice. If the staff's position is based on a necessity of immediate enforceability of such obligation, it is our belief that such is a not a requirement under Paragraph 15, as long as there is a "binding obligation to make good on such losses". We submit that under the terms of the Partnership agreement, such an obligation clearly exists. Such a binding obligation also applies to Evon as a general partner under California law.

If the staff's position is based on the extent of the obligation to "make good", that obligation should only extend to the portion of the accumulated partnership deficit attributable to losses and not to the portion attributable to distributions, which are not losses. As discussed above, the accumulated deficit in the Justice partners' capital account is attributable to partnership distributions.

CONCLUSION
----------

We submit that the Company has properly applied the guidance set forth in Paragraph 15 of FASB ARB No. 51, and the exceptions thereto, and that no revisions of the Company's financial statements are necessary. We believe that we have established in this response and in our prior submissions that:

     * There is a binding obligation under California law for a minority interest holder, Evon Corporation, to make good on the losses and debts of the Partnership;

     * There is a binding obligation under the terms of the Partnership agreement for Evon and its related limited partners to contribute the amount of their partnership deficit to be distributed among the other limited partners and thus make good on any losses that might exist; and

     * The accumulated deficit in the Justice partners' capital account is attributable to partnership distributions and not accumulated losses.

We apologize to the staff for any confusion we might have created in our prior responses by not detailing the nature and components of the accumulated deficit at Justice and remain available to answer any questions that the staff might have.

We also note that ARB No. 51 has been amended by FASB Statement No. 160, which will become effective for the Company's fiscal year beginning July 1, 2009. According to the FASB, Statement No. 160 results in "more transparent reporting of the net income attributable to the noncontrolling interest." Statement No. 160 was also enacted to address and clarify the many gaps, conflicts and uncertainties in the guidance that existed under ARB No. 51. Although the Company prepared its financial statements in accordance with that prior guidance, it looks forward to the implementation of Statement No. 160. We submit that any revisions to the Company's previously issued financial statements to charge all of the losses of Justice to the Company would result in financial statements that are not transparent and which do not fairly represent the Company's financial position.

In connection with responding to your comments, the Company acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

   * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen
Treasurer and Controller
Principal Financial Officer

cc:   John V. Winfield
      Michael G. Zybala
      Burr, Pilger & Mayer LLP
      Audit Committee